EXHIBIT 4.3

WI-LAN INC.

2001 SHARE OPTION PLAN

1.	Purpose of Plan

The purpose of this plan (the “Plan”) is to develop the interest of officers, directors and employees of Wi-LAN Inc. and its subsidiaries (collectively, the “Corporation”) and other persons who provide ongoing management or consulting services to the Corporation in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation. Certain capitalized terms used in the Plan are defined in Section 14 hereof.

2.	Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors. In exercising its authority under the Plan, the Committee may delegate its authority to the President and Chief Executive Officer of the Corporation pursuant to such rules as may be fixed by the Committee.

3.	Granting of Options

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation and its subsidiaries (collectively, the “Optionees”) to whom options (“Options”) to purchase common shares (“Common Shares”) of the Corporation may be granted and the number of Common Shares to be optioned to each, provided that:

(a)	the total number of Common Shares reserved for issuance under the Plan is 10% of the Corporation’s then issued and outstanding Common Shares less any Common Shares issued and outstanding under the Incentive Plans, any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, any exercises of Options will make new grants available under the Plan effectively resulting in a re-loading of the number of Options available to grant under the Plan, and the combined number of Common Shares reserved for issuance under the Plan and the Incentive Plans shall not exceed 10% of the Corporation’s issued and outstanding Common Shares at any given time;

(b)	the number of Common Shares reserved for issuance to any one Optionee shall not exceed 5% of the issued and outstanding number of Common Shares on a non-diluted basis;

(c)	(i)	the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii)	the maximum number of Common Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Common Shares;

(iii)	the maximum number of Common Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Common Shares;

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(iv)	the maximum number of Common Shares issuable to Insiders, at any time, under all security based compensation arrangements (as such term is defined in the TSX Company Manual), cannot exceed 10% of the then issued and outstanding Common Shares; and

(v)	the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements (as such term is defined in the TSX Company Manual), cannot exceed 10% of the then issued and outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii), (iii), (iv) and (v) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders;

(d)	the number of Common Shares reserved for issuance to non-executive directors of the Corporation shall not exceed 1.4% of the Corporation’s issued and outstanding Common Shares at any given time; and

(e)	the aggregate value of the Current Market Price (as defined below) of all of the Common Shares reserved for issuance pursuant to all of the Options granted to any one non-executive director of the Corporation in any one calendar year shall not exceed $100,000 as measured on the date of each Option grant in that calendar year.

4.	Vesting

(a)	The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

(b)	Unless otherwise determined by the Committee or the Board of Directors, in its sole and absolute discretion:

(i)	any Option outstanding immediately prior to the occurrence of a Change of Control, but which is not then exercisable, shall become fully exercisable upon the occurrence of such Change of Control; and

(ii)	any outstanding Option shall be cashed out at the Change of Control Price, less the applicable Exercise Price (as defined below) for each such Option as of the date at which such Change of Control is determined to have occurred or, except with respect to any US Taxpayer for whom the immediately preceding clause shall apply in all applicable circumstances, as of such other date as the Committee or the Board of Directors, in its sole and absolute discretion, may determine prior to the Change of Control. Outstanding Options may only be cashed out, as described in the immediately preceding sentence, if the Change of Control Price is higher than the Exercise Price for such outstanding Options. If the Change of Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Committee or the Board of Directors, in its sole and absolute discretion, may terminate such outstanding options and such outstanding Options shall be of no further force or effect.

Further, the Committee or the Board of Directors, in its sole and absolute discretion, shall have the right to:

(iii)	provide for the conversion or exchange of any outstanding Options not otherwise exercised or terminated into or for options, rights or other securities in any entity participating in or resulting from the Change of Control; and

(iv)	notwithstanding Section 11 of the Plan, determine that outstanding Options which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change of Control.

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5.	Exercise Price

The exercise price (the “Exercise Price”) of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the current market price (the “Current Market Price”) of the Common Shares, which shall mean the closing trading price per Common Share on the Toronto Stock Exchange (or if the Common Shares are not listed on the Toronto Stock Exchange on such stock exchange as the Common Shares are then traded) on the last trading day preceding the date of grant on which there was a closing price or, if the Common Shares are not listed on any stock exchange, a price determined by the Committee; provided that, except with respect to any US Taxpayer for whom the Exercise Price of any Options shall be determine as set forth in the immediately preceding clause in all circumstances, if the Board of Directors of the Corporation in its sole discretion determines that such closing trading price would not be representative of the market price of the Common Shares, then Current Market Price shall mean, subject to approval of the Toronto Stock Exchange, the weighted average price per share for Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on the Toronto Stock Exchange (or if the Common Shares are not listed on the Toronto Stock Exchange on such stock exchange as the Common Shares are then traded); the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold.

6.	Option Terms

The period during which an Option is exercisable (the “Exercise Period”) shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond ten (10) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable other than for that Optionee’s estate planning purposes. In addition, each Option shall provide that:

(a)	upon the death of the Optionee, the option shall terminate (the “Termination Date”) on the earlier of the date determined by the Committee which shall not be more than twelve months from the date of death and the last day of the Exercise Period; and

(b)	if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Termination Date of the Option shall occur on the earlier of the expiry of the period not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be, and the last day of the Exercise Period;

provided that in no event shall the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date be more than the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

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7.	Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Ottawa, Ontario or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased, such payment to be made in cash, certified cheque or bank draft. Notwithstanding anything in this Plan to the contrary and notwithstanding the Exercise Period of any Option, if an Option would otherwise expire during or immediately after any Blackout Period, then the Exercise Period of any such Option shall instead expire on the date which is 10 business days following the expiration of such Blackout Period provided, however, that no Exercise Period of any such Option may be extended beyond 10 years from its date of grant.

8.	Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

9.	Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an

Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

10.	Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

10A.	Withholding Tax Matters

With respect to any amount that the Corporation would be required to deduct, withhold and remit to any taxing authority under applicable laws upon any exercise of an Option by an Optionee, the Corporation shall, acting reasonably, determine such amount (each, a “Withholding Amount”) and the Corporation may, at its discretion, (a) require that such Optionee pay such Withholding Amount to the Corporation in addition to paying the Exercise Price upon such exercise, (b) deduct and withhold Common Shares having a value, as determined by the Corporation at its sole discretion but acting reasonably, equal to such Withholding Amount on the date of such exercise (the “Withheld Shares”) from any Common Shares issued upon such exercise and/or (c) take any other action or actions reasonably necessary to satisfy the required deduction, withholding and remittance of such Withholding Amount. The Corporation is authorized to sell or otherwise dispose of, at such times and at such prices as it determines, at its sole discretion but acting reasonably, such Withheld Shares as may be necessary to satisfy any required deduction, withholding and remittance of any Withholding Amount, and remit to the applicable Optionee any proceeds from such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) not so required provided that all applicable sale commissions and any other reasonable expenses relating thereto shall be payable by such Optionee or from the proceeds of sale or disposition of such Withheld Shares. If any Withheld Shares are so sold or disposed of, the proceeds of such sale or disposition (including any applicable sale commissions and any other reasonable expenses relating thereto) shall be treated for all purposes as having been paid to the relevant Optionee. The Corporation shall not be obligated to seek or obtain a minimum price for any Withheld Shares sold or disposed of, nor shall it be liable to any person for any loss arising out of any such sale or disposition.

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11.	Amendments

(a)	The Board of Directors shall have the right, in its sole discretion, to amend, suspend or terminate this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders; provided that any amendment to any provision of the Plan will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any of the following amendments:

(i)	amendments to the Plan which would increase the maximum number of Common Shares issuable under the Plan, otherwise than in accordance with Section 8 of the Plan;

(ii)	amendments to Section 3(c) of the Plan which would increase the number of Common Shares issuable to Insiders or issued to Insiders within any one year period, under the Plan;

(iii)	amendments that would extend the Exercise Period of any Options beyond their original Exercise Period except as otherwise determined in accordance with this Plan;

(iv)	amendments that would increase (1) the maximum number of Common Shares reserved for issuance to non-executive directors of the Corporation permitted by sub-section 3(d) of this Plan or (2) the maximum aggregate value of the Current Market Price of all of the Common Shares reserved for issuance pursuant to all of the Options granted to any one non-executive director of the Corporation in any one calendar year permitted by sub-section 3(e) of this Plan;

(v)	amendments that would permit the transfer or assignment of Options for any reason other than an Optionee’s estate planning;

(vi)	amendments that would reduce the Exercise Price of any Options held by any Optionee, other than in accordance with Sections 4, 6 and/or 8 of this Plan;

(vii)	amendments that would result in the cancellation of any Options held by any Optionee and the related reissue of equivalent Options to that Optionee; and

(viii)	amendments to paragraphs 11(a)(i) through (viii) of this Plan.

(b)	Subject to Section 10 of this Plan, the Board of Directors shall not alter or impair any rights or increase any obligations with respect to an Option previously granted under the Plan without the consent of the holder thereof.

(c)	Notwithstanding any other provision of this Plan, the Exercise Price of any Options granted under this Plan must not be lower than the Current Market Price of the Common Shares at the time the Option is granted.

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12.	Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

13.	Prior Plans

The Plan shall entirely replace and supersede all prior share option plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations including, without limitation, the share option plan approved by the Board of Directors and shareholders of the Corporation as of April 17, 2000 (the “Previous Plan”). Notwithstanding the foregoing, all agreements entered into pursuant to the Previous Plan and remaining outstanding on the effective date of this Plan continue with full force and effect under this Plan.

14.	Definitions

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a)	“Affiliate” has the meaning ascribed thereto by the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted;

(b)	“Associate” has the meaning ascribed thereto by the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted;

(c)	“Blackout Period” means any period during which the Corporation imposes trading restrictions on its Insiders;

(d)	“Change of Control” means:

(i)	when any person, together with any Affiliate or Associate of such person (other than the Corporation or its subsidiaries, or an employee benefit plan of the Corporation or its subsidiaries, including any trustee of such plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation’s then outstanding securities; or

(ii)	the occurrence of a transaction requiring the approval of the Corporation’s shareholders involving the acquisition of the Corporation or all or substantially all of its business by an entity through purchase of assets, by amalgamation, arrangement or otherwise;

(e)	“Change of Control Price” means the highest price per Common Share paid in any transaction reported on a securities exchange or paid or offered in any bona fide transaction related to a potential or actual Change of Control at any time during the five (5) trading days preceding such Change of Control, as may be determined by the Committee or the Board of Directors in its sole and absolute discretion;

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(f)	“Date of Grant” means the date on which an Option is granted hereunder;

(g)	“Incentive Plan” means any employee stock purchase plan, deferred stock unit plan, restricted share unit plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(h)	“Insider” of the Corporation means an insider as defined in the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted and also includes associates and affiliates of the Insider;

(i)	“Outstanding Common Shares” at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis;

(j)	“Service Provider” means:

(i)	an employee or Insider of the Corporation; and

(ii)	any other person or company engaged to provide on-going management or consulting services for the Corporation or any entity controlled by the Corporation;

(k)	“Share Compensation Agreement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise;

(l)	“subsidiary” has the meaning assigned thereto under the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted; and

(m)	“US Taxpayer” means any citizen, permanent resident or tax resident of the United States of America for the purposes of the US Internal Revenue Code, to whom any grant of Options or by whom any purchase of Common Shares would be subject to taxation in the United States of America by the US Internal Revenue Code.

15.	Effective Date

This Plan is effective from February __, 2001 as amended on May 19, 2005, April 20, 2006, April 26, 2007, June 3, 2008, December 19, 2008, August 10, 2010 and November 8, 2010 and upon receipt of all necessary shareholder and regulatory approvals.

WI-LAN INC.

By:
Name:
Title:

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